Filed by Knightsbridge Shipping Limited
Commission File No. 000-29106
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Golden Ocean Group Limited

Commission File No. for Registration Statement
on Form F-4 filed by Knightsbridge Shipping Limited: 333-200319

The following are three press releases issued on February 10, 2015 and a letter distributed to shareholders of Golden Ocean Group Limited common shares listed on the Singapore Stock Exchange.

10.02.2015 at 08:40CET

Five drybulk shipowning groups join forces to create a strong chartering entity: Capesize Chartering Ltd

Bocimar International NV, CTM (C Transport Holding Ltd), Golden Union Shipping Co S.A., Golden Ocean Group Limited ("Golden Ocean") and STAR BULK CARRIERS CORP have today announced the formation of a new joint venture company, Capesize Chartering Ltd.

The parties operate in the highly competitive and fragmented Capesize industry, and neither party owns, controls or manages sufficient Capesize vessels to provide competitively priced bids and efficient trading and operations to serve its customers.

The new company will combine and coordinate the chartering services of all the parties. For the customers this represents the benefit of a wider geographic area in which vessels can be made available and with shorter spread between loading dates. For the shipowners the major benefit is achieving a reduction in costs, since always the best positioned vessel can be offered for a fixture of a cargo. This will reduce ballast voyages and associated running costs, notably in respect of bunkers. A reduction of waiting time and time spent in positioning the vessels will benefit the industry as a whole, in the form of reduction of ballast bonuses and demurrage payable by charterers/cargo owners, and a reduction of deviation, waiting time and idle time for the account of the shipowners.

It is therefore our joint belief that the new company in sum will offer to the market a combined Capesize fleet with more flexibility and options, that will benefit both the shipowners and the charterers/cargo owners.

Bunkers savings through improved planning of vessel movements and positioning also promotes the participating shipowners' combined efforts to promote CSR by reducing carbon emissions.
Our business vision and model will be to offer to the market, irrespective of ownership, the best suitable vessel taking into account the respective vessels' characteristics, position and availability.

Stabilizing and improving net voyage returns to owners of Capesize vessels at sustainable levels as a result of the contemplated optimization, will enhance the participating shipowners ability to continue to maintain our vessels to the highest standards demanded by the industry, which also will improve our ability to offer to our customers high quality at competitive costs.

GOLDEN OCEAN GROUP LIMITED
(Incorporated in Bermuda)
(Company Registration No.: 36066)
VOLUNTARY DELISTING OF GOLDEN OCEAN GROUP LIMITED FROM
 THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED
1.            Introduction
The Board of Directors (Board) of Golden Ocean Group Limited (Company) refers to its announcement on 8 October 2014 in relation to its entry into an agreement and plan of merger (Merger Agreement) with Knightsbridge Shipping Limited (KSL), pursuant to which the two companies have agreed to merge, with KSL as the surviving legal entity (Merger). Pursuant to the Merger Agreement and rules governing the Merger, shareholders of the Company (Shareholders) at the time the Merger is completed, other than Dissenting Shareholders (as defined below) will receive common shares in KSL (KSL Shares) as Merger consideration. Pursuant to the Merger Agreement, one ordinary share of the Company (collectively, Shares) will give the right to receive 0.13749 KSL Shares.
Approval of the Merger by the shareholders of each of the Company and KSL requires the affirmative vote of those shareholders, as of the record date, representing 75% of the ordinary shares of the Company and 75% of the common shares of KSL respectively, which are voted at the respective special general meeting. In this regard, the Company's controlling shareholder, Hemen Holding Limited, and certain of its affiliates (representing in aggregate 41% of the Company's issued Shares) have entered into voting agreements to vote all of their respective Shares in favour of the Merger.
Shareholders who do not vote in favour of the Merger and are not satisfied that fair value has been offered for their Shares (Dissenting Shareholders) may apply to the Supreme Court of Bermuda to appraise the fair value of those Shares. Any Dissenting Shareholder intending to exercise appraisal rights must file an application for appraisal of the fair value of his Shares with the Supreme Court of Bermuda within one (1) month after the date the notice convening the special general meeting is deemed to have been received. Dissenting Shareholders who properly exercise their appraisal rights will not have their Shares converted to KSL Shares at the time of the completion of the Merger. Instead, following completion of the court proceedings, they will receive cash settlement equivalent to the value of their Shares as determined by the Supreme Court of Bermuda.
Pursuant to the Merger Agreement, upon completion of the Merger, the Company will cease to exist as a legal entity and the sole surviving legal entity will be KSL. Accordingly, the Company will be automatically delisted from the Oslo Stock Exchange (OSE) and the Singapore Exchange Securities Trading Limited (SGX-ST) upon completion of the Merger. Pending completion of the Merger, the Company intends to give Shareholders who hold Shares through The Central Depository (Pte) Limited (CDP) either directly or through a sub-account (CDP Shareholders) certainty with respect to the delisting from the SGX-ST (SGX Delisting). In this regard, the Company has set up some arrangements for the CDP Shareholders as set out below.
2.            SGX-ST Rulings
An application was made by the Company to the SGX-ST to seek its approval for the SGX Delisting (Proposed Delisting). On 10 February 2015, the SGX-ST confirmed that it has no objection to the SGX Delisting, subject to the following:
(a)	Disclosure of the Proposed Delisting via an SGXNet announcement immediately;
(b)	The SGXNet announcement to include the rationale for the notice period for the Proposed Delisting;
(c)	A Notice to shareholders (Notice) to be sent and mailed to shareholders at least one month before the date of the Proposed Delisting; and
(d)	The Notice to include actions required by CDP Shareholders, including any costs incurred by them with regards to the Proposed Delisting. Based on the Company's submissions and representations to the SGX-ST, we note that the Company will absorb all the transfer charges with respect to the transfer of shares from CDP to the OSE for CDP Shareholders who have submitted their transfer requests to CDP on or before the stipulated date. The Company should also disclose in the Notice that CDP Shareholders who do not take any action and who have shares held with CDP as at the date of the Proposed Delisting will have their shares withdrawn from CDP. Such shares will be cancelled upon completion of the Company's merger with KSL and physical share certificates representing the relevant KSL Shares will be despatched to these CDP Shareholders based on their addresses reflected in the depository register of CDP. The names of these CDP Shareholders will be entered into KSL's share register as the respective holders of the relevant KSL Shares. Subsequently, these CDP Shareholders will have to make their own arrangements if they wish to sell or trade in their shares on NASDAQ or OSE.

3.            Implications Of The SGX Delisting For Shareholders
3.1            Trading. The SGX Delisting will result in the Shares being removed from the Mainboard of the SGX-ST. However, Shareholders may continue to trade their Shares on the OSE prior to the completion of the Merger. In accordance with the Merger Agreement, KSL will apply for a secondary listing of KSL Shares on the OSE (Secondary Listing Application), and expects that after the Merger, KSL Shares will be listed for trading on both the NASDAQ and the OSE. In the event that the Secondary Listing Application is not approved by the OSE, the Company and KSL will either terminate the Merger or consider whether the Merger shall be completed with the merged company (that is, KSL) being listed only on the NASDAQ. In the event the Merger is completed with KSL being listed only on the NASDAQ, CDP Shareholders would be able to receive KSL Shares listed on the NASDAQ rather than the OSE as Merger consideration. In the event that the Merger is terminated, the Company still intends to delist from the SGX-ST.
3.2            CDP Shareholders. CDP Shareholders may elect:
(a)	not to take any action; or
(b)	to transfer their Shares (Share Transfer) from CDP to the central securities depository in Norway, Verdipapirsentralen ASA (VPS).
3.3            CDP Shareholders who wish to trade their Shares on the OSE may transfer their Shares from CDP to OSE from the date of this announcement to no later than 10 a.m. (Singapore time) on 27 February 2015,1 being the last day for CDP Shareholders to submit the Transfer Request (as defined below) to CDP (Share Transfer Period).
3.4            A CDP Shareholder who elects to transfer his Shares from CDP to VPS prior to the SGX Delisting, must submit a transfer request (Transfer Request) directly to CDP or through his Singapore depository agent, and instruct (i) a broker from a member firm of the OSE duly authorised to buy or sell stocks listed on the OSE (a Norway Broker) or (ii) a broker duly licensed in Singapore and who is able to trade Shares on, or offer a trading facility for, the OSE (through a Norway Broker) (each of (i) and (ii), a Relevant Broker) to receive the relevant Shares from CDP (Share Transfer Process). Accordingly, a CDP Shareholder will also need to have a trading account with the Relevant Broker.
3.5            To assist CDP Shareholders who currently do not have a trading account with a Relevant Broker, and may be unsure as to how to open a trading account which will allow them to carry out the Share Transfer Process, the Company has appointed OCBC Securities Private Limited (OSPL) to facilitate such trading on the OSE by the CDP Shareholders. For information on opening a trading account with OSPL to trade Shares on the OSE, please contact OSPL using the contact details set out in Paragraph 6.
3.6            Further details on the Share Transfer Process, including a copy of the Transfer Request, will be set out in a letter to be despatched to each CDP Shareholder (Letter to CDP Shareholders).
3.7            Costs. CDP Shareholders who undertake the Share Transfer will incur a transfer fee charged by CDP and applicable conversion and correspondent bank charges (Transfer Charges). The Company will absorb the Transfer Charges for CDP Shareholders who undertake the Share Transfer during the Share Transfer Period.

1 Based on the indicative delisting timetable set out in in Paragraph 5 below, which may be subject to change.

3.8            CDP Shareholders Who Do Not Take Any Action. CDP Shareholders who do not take any action following their receipt of the Letter to CDP Shareholders, and who have Shares held with CDP as at the date of the SGX Delisting, will have their Shares withdrawn from CDP. Save for the situation where they have properly exercised their appraisal rights as set out in Paragraph 1 above, such Shares will be cancelled upon completion of the Merger and physical share certificates representing the relevant KSL Shares will be despatched to these CDP Shareholders based on their addresses reflected in the depository register of CDP, and the names of these CDP Shareholders will be entered into KSL's share register as the respective holders of the relevant KSL Shares. Such share certificate(s) will be sent by ordinary mail to their addresses as recorded in CDP, at the risk of the CDP Shareholders. These CDP Shareholders will have to make their own arrangements if they wish to sell or trade in their KSL Shares on the NASDAQ or OSE subsequently.
CDP Shareholders who are entitled to, but have not received, the physical share certificates within two (2) weeks from the date of completion of the Merger should contact Georgina Sousa, the secretary  of the Company at Tel: +1 441 298 4348 or Email Address: gsousa@front.bm.
4.            Letter To CDP Shareholders
The Company will despatch the Letter to CDP Shareholders on or about 13 February 2015. In the meantime, CDP Shareholders are advised to exercise caution when dealing in their Shares and refrain from taking any action in relation to their Shares which may be prejudicial to their interests.
5.            Indicative SGX Delisting Timetable
Despatch of Letter to CDP Shareholders	:	13 February 2015
Last day for CDP Shareholders to open a trading account with OSPL (if applicable)	:	26 February 2015
Last day for CDP Shareholders to submit the Transfer Request to CDP	:	No later than 1 p.m. (Singapore time) on 11 March 2015
Last day of trading in Shares on the SGX-ST	:	16 March 2015
Commencement of suspension of trading of Shares from SGX-ST		With effect from 9.00 a.m. (Singapore time) on 17 March 2015
Delisting from SGX-ST	:	20 March 2015

The above timetable is indicative only and may be subject to change. The Company will update the Shareholders accordingly by way of subsequent announcement(s).
The above timetable is based on the estimated completion date of the Merger, which is currently expected to take place around end March 2015. Pending completion of the Merger, the current SGX Delisting exercise is intended to give CDP Shareholders certainty to enable them to decide on any action to be taken in respect of their Shares. Accordingly, the current SGX Delisting exercise should be completed prior to the completion of the Merger. In addition, the above timetable is also constrained by (i) OSPL's timing requirements for the opening of a trading account (three (3) full working days) as well as to process the Transfer Request (five (5) full working days); and (ii) CDP's timing requirements for the settlement of trades.
6.            Further Information
Shareholders who have any enquiries in relation to the Share Transfer through OSPL may contact OSPL, as follows:
Margaret Chua
+65 6438 1865
Monday to Friday
From 8.30 a.m. to 6 p.m. (Singapore time)
Email: margaretchua@ocbcsec.com

By order of the Board
Golden Ocean Group Limited

Mr. Herman Billung
Chief Executive Officer of Golden Ocean Management AS
By order of the Board
Golden Ocean Group Limited
Mr. Herman Billung
Chief Executive Officer of Golden Ocean Management AS
10 February 2015

Important Information For Investors And Shareholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Golden Ocean Group Limited ("Golden Ocean") and Knightsbridge Shipping Limited ("Knightsbridge"), Knightsbridge has filed relevant materials with the Securities and Exchange Commission (the "SEC"), and a registration statement of Knightsbridge on Form F-4 (File No. 333-200319), including Amendments No. 1 and 2 thereto, containing a preliminary joint proxy statement of Golden Ocean and Knightsbridge that also constitutes a preliminary prospectus of Knightsbridge.  The registration statement has not yet become effective.  After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of Knightsbridge and Golden Ocean.  INVESTORS AND SECURITY HOLDERS OF GOLDEN OCEAN AND KNIGHTSBRIDGE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with or furnished to the SEC by Knightsbridge through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with or furnished to the SEC by Knightsbridge will be available free of charge on Knightsbridge's website at http://www.knightsbridgeshipping.com.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with or furnished to the SEC when they become available.
Forward-Looking Statements
Matters discussed in these press releases may constitute forward-looking statements.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
Words, such as, but not limited to "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.
Forward-looking statements include, without limitation, statements regarding:
•	The effectuation of the transaction between Knightsbridge and Golden Ocean;
•	The delivery to and operation of assets by Knightsbridge;
•	Knightsbridge's and Golden Ocean's future operating or financial results;
•	Future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses; and
•	Dry bulk market trends, including charter rates and factors affecting vessel supply and demand.

The forward-looking statements in these press releases are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination of historical operating trends, data contained in records and other data available from third parties. Although Golden Ocean believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the control of Golden Ocean, Golden Ocean cannot assure you that they, or the Combined Company, will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that could cause actual results to differ materially from those discussed in the forward-looking statements, including the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Combined Company's operating expenses, including bunker prices, drydocking and insurance costs, the market for the Combined Company's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors.  The information set forth herein speaks only as of the date hereof, and Golden Ocean disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

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